Exhibit 99.2

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Brookfield Infrastructure Partners L.P. (“BIP” or the “partnership”), alongside institutional partners (the “IPL consortium”), announced its intention to acquire (the “Offer”) the remaining outstanding shares of Inter Pipeline Ltd. (“IPL”) not already owned by the IPL consortium (the “acquisition”), through Bison Acquisition Corp. Each IPL shareholder (“Shareholder”) will have the ability to elect to receive, per IPL share, C$20.00 in cash, 0.25 of a class A exchangeable subordinate voting share (“BIPC Share”) of Brookfield Infrastructure Corporation (“BIPC”) or 0.25 of a Class B exchangeable limited partnership unit (“Exchangeable LP Unit”) of Brookfield Infrastructure Corporation Exchange Limited Partnership. The acquisition will be fully financed, with a maximum aggregate number of BIPC Shares and Exchangeable LP Units issued of approximately 31 million. Up to an additional 5 million Exchangeable LP Units are issuable in connection with the supplementary election. Subsequent to the acquisition, we expect that BIP will hold an approximate 51% interest in IPL (IPL consortium total of 100%).

The following unaudited pro forma consolidated financial statements are presented to illustrate the estimated effects of the acquisition. These unaudited pro forma consolidated financial statements have been prepared by applying pro forma adjustments to the historical consolidated financial statements of the partnership incorporated by reference in the prospectus/offer to exchange, which was filed with the U.S. Securities and Exchange Commission and forms a part of a Registration Statement on Form F-4 (File No. 333-253365-01) as amended. The unaudited pro forma consolidated statement of financial position gives effect to the Offer as if it had occurred on June 30, 2021. The unaudited pro forma consolidated statement of operating results for the six months ended June 30, 2021 and the year ended December 31, 2020 give effect to the Offer as if it had occurred on January 1, 2020. All pro forma adjustments and their underlying assumptions are described in the notes to the unaudited pro forma consolidated financial statements.

These unaudited pro forma consolidated financial statements have been prepared using the partnership’s and IPL’s respective financial statements as described below. In preparing these pro forma consolidated financial statements, management of the partnership has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. These unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the partnership. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from these unaudited pro forma consolidated financial statements. Readers are cautioned to not place undue reliance on these unaudited pro forma consolidated financial statements.

All amounts are in millions of U.S. dollars, except where noted.

Unaudited Pro forma Statement of Operating Results

US$ MILLIONS, except where otherwise indicated	BIP	IPL (CAD$ millions)	IPL(1)	Transaction Adjustments
For the six-month period ended June 30, 2021				Reclassification	Notes	Pro Forma Adjustments	Pro Forma Consolidated
				Note 1
Revenues	$5,346	$1,400	$1,123	$—		$—	$6,469
Direct operating costs	(2,779)	—	—	(592)		—	(3,371)
General and administrative expenses	(191)	(123)	(99)	—		—	(290)
Depreciation and amortization expense	(961)	(147)	(118)	—	3a	(73)	(1,152)
Cost of sales	—	(739)	(592)	592		—	—
Loss on derivatives	—	(55)	(44)	44		—	—

	1,415	336	270	44		(73)	1,656
Interest expense	(717)	—	—	(59)	3b	(29)	(805)
Financing charges	—	(73)	(59)	59		—	—
Share of earnings from investments in associates and joint ventures	77	—	—	—		—	77
Mark-to-market on hedging items	20	—	—	(44)		—	(24)
Gain on sale of assets	—	70	56	(56)		—	—
Other income	1,344	—	—	56		—	1,400

Income (loss) before income tax	2,139	333	267	—		(102)	2,304

Income tax (expense) recovery
Current	(168)	(6)	(5)	—		—	(173)
Deferred	(252)	(54)	(43)	—	3c	24	(271)

Net income	$1,719	$273	$219	$—		$(78)	$1,860

Attributable to:
Limited partners	$281	$—	$—	$67	3	$(25)	$323
General partner	101	—	—	—	3	—	101
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	116	—	—	28	3	(10)	134
Class A shares of Brookfield Infrastructure Corporation	43	—	—	17	3	(6)	54
Brookfield Infrastructure Partners Exchange LP Units	1	—	—	—	3	—	1
Interest of others in operating subsidiaries	1,177	—	—	107	3	(37)	1,247
Preferred unitholders	—	—	—	—		—	—
Basic and diluted earnings (loss) per unit attributable to:
Limited partners	$0.88	$—	$—	$0.23		$(0.09)	$1.02

(1)	Amounts in CAD were translated to USD using average exchange rate for the six-month period ending June 30, 2021 of CAD$1 = US$0.8022

Unaudited Pro forma Statement of

Operating Results

US$ MILLIONS, except where otherwise indicated				Transaction Adjustments
For the year ended December 31, 2020	BIP	IPL (C$ millions)	IPL(1)	Reclassification	Notes	Pro Forma Adjustments	Pro Forma Consolidated
				Note 1
Revenues	$8,885	$2,401	$1,792	$—		$—	$10,677
Direct operating costs	(4,843)	(568)	(424)	(505)		—	(5,772)
General and administrative expenses	(312)	(187)	(140)	—		—	(452)
Depreciation and amortization expense	(1,705)	(360)	(269)	—	3a	(140)	(2,114)
Cost of sales	—	(677)	(505)	505		—	—

	2,025	609	454	—		(140)	2,339
Interest expense	(1,179)	—	—	(143)	3b	(61)	(1,383)
Financing charges	—	(190)	(143)	143		—	—
Share of earnings from investments in associates and joint ventures	131	—	—	—		—	131
Mark-to-market on hedging items	(16)	—	—	—		—	(16)
Gain on sale of assets	—	54	40	(40)		—	—
Other income	234	—	—	40		—	274

Income (loss) before income tax	1,195	473	351	—		(201)	1,345
Income tax (expense) recovery
Current	(237)	(7)	(5)	—		—	(242)
Deferred	(54)	(107)	(80)	—	3c	47	(87)

Net income (loss)	$904	$359	$266	$—		$(154)	$1,016

Attributable to:
Limited partners	$141	$—	$—	$82	3	$(50)	$173
General partner	183	—	—	—	3	—	183
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	55	—	—	35	3	(21)	69
Class A shares of Brookfield Infrastructure Corporation	14	—	—	18	3	(11)	21
Brookfield Infrastructure Partners Exchange LP Units	1	—	—	—	3	—	1
Interest of others in operating subsidiaries	510	—	—	131	3	(72)	569
Preferred unitholders	—	—	—	—		—	—
Basic and diluted earnings (loss) per unit attributable to:
Limited partners	$0.35	$—	$—	$0.28		$(0.16)	$0.47

(1)	Amounts in CAD were translated to USD using average exchange rate for the year ending December 31, 2020 of C$1 = US$0.7465

Unaudited Pro Forma Statement of

Financial Position

US$ MILLIONS, except where otherwise indicated				Transaction Adjustments
As at June 30, 2021	BIP	IPL (CAD$ millions)	IPL (1)	Reclassification	Notes	Pro Forma Adjustments	Pro Forma Consolidated
				Note 1
Assets
Cash and cash equivalents	$1,275	$29	$23	$—		$—	$1,298
Financial assets	1,121	—	—	2	2	(291)	832
Accounts receivable and other	2,041	336	271	64		—	2,376
Derivatives	—	3	2	(2)		—	—
Prepaid expenses and other	—	79	64	(64)		—	—
Assets classified as held for sale	1,156	—	—	—		—	1,156
Inventory	285	27	22	—		—	307

Current assets	5,878	474	382	—		(291)	5,969
Property, plant and equipment	28,005	12,381	9,987	98	2b	4,358	42,448
Intangible assets	12,406	—	—	205		—	12,611
Intangible assets and goodwill	—	500	403	(403)		—	—
Right-of-use assets	—	122	98	(98)		—	—
Investments in associates and joint ventures	5,127	—	—	—		—	5,127
Investment properties	563	—	—	—		—	563
Goodwill	6,811	—	—	198	2b	942	7,951
Financial assets (non-current)	485	—	—	—		—	485
Other assets	867	—	—	—		—	867
Deferred income tax asset	136	—	—	—		—	136

Total assets	$60,278	$13,477	$10,870	$—		$5,009	$76,157

Liabilities and Equity
Liabilities
Accounts payable and other (2)	2,864	685	553	(27)	2c	414	3,804
Corporate borrowings	496	—	—	—		—	496
Non-recourse borrowings	1,332	—	—	1,362		—	2,694
Financial liabilities	1,462	—	—	27		—	1,489
Short-term-debt and current portion of long-term debt	—	1,689	1,362	(1,362)		—	—
Liabilities directly associated with assets classified as held for sale	859	—	—	—		—	859

Current liabilities	7,013	2,374	1,915	—		414	9,342
Corporate borrowings	2,326	5,251	4,235	(4,235)	2a	600	2,926
Long-term lease liabilities	—	137	111	(111)		—	—
Non-recourse borrowings (non-current)	18,667	—	—	4,235	2a,d	1,307	24,209
Financial liabilities (non-current)	1,432	—	—	—		—	1,432
Other liabilities (non-current)	4,656	—	—	385		—	5,041
Provisions	—	300	242	(242)		—	—
Employee benefits	—	—	—	—		—	—
Deferred income tax liability	4,713	1,025	827	—	2b	942	6,482
Long-term deferred revenue and other liabilities	—	40	32	(32)		—	—
Preferred shares	20	—	—	—		—	20

Total liabilities	38,827	9,127	7,362	—		3,263	49,452

Partnership capital
Limited partners	4,275	—	—	—	2c	(126)	4,149
General partner	20	—	—	—		(1)	19
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	1,703	—	—	—	2c	(52)	1,651
Class A shares of Brookfield Infrastructure Corporation	643	—	—	—	2a,c	2,417	3,060
Brookfield Infrastructure Partners Exchange LP Units	11	—	—	—		—	11
Interest of others in operating subsidiaries	13,475	—	—	—	2	3,016	16,491

US$ MILLIONS, except where otherwise indicated				Transaction Adjustments
As at June 30, 2021	BIP	IPL (CAD$ millions)	IPL (1)	Reclassification	Notes	Pro Forma Adjustments	Pro Forma Consolidated
				Note 1
Preferred unitholders	1,324	—	—	—		—	1,324
Equity
Shareholder’s equity	—	4,383	3,535	—		(3,535)	—
Total reserves	—	(33)	(27)	—		27	—

Total partnership capital	21,451	4,350	3,508	—		1,746	26,705

Total liabilities and partnership capital	$60,278	$13,477	$10,870	$—		$5,009	$76,157

(1)	Amounts in CAD were translated to USD using spot exchange rate as at June 30, 2021 of CAD$1 = US$0.8066
(2)	IPL balances are comprised of Accounts payable and other liabilities, Dividends payable, Derivatives, Lease liabilities, and Current income tax payable as of June 30, 2021.

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited)

1. Description of the Transaction

Brookfield Infrastructure Partners L.P. (our “partnership” and, together with its subsidiaries and operating entities, “Brookfield Infrastructure”) owns and operates utilities, transport, midstream and data businesses in North and South America, Europe and the Asia Pacific region. Brookfield Infrastructure Corporation (“BIPC”) and its subsidiaries own and operate regulated utilities investments in Brazil and the U.K. BIPC is a subsidiary of our partnership.

The partnership, alongside institutional partners (the “IPL consortium”), announced its intention to acquire the remaining outstanding shares of Inter Pipeline Ltd. (“IPL”) not already owned by the IPL consortium (the “acquisition”), through Bison Acquisition Corp. Each Shareholder will have the ability to elect to receive, per IPL share, C$20.00 in cash, 0.25 of a BIPC Share, or 0.25 of an Exchangeable LP Unit. The acquisition will be fully financed, with a maximum aggregate number of BIPC Shares and Exchangeable LP Units issued of approximately 31 million. Up to an additional 5 million Exchangeable LP Units are issuable in connection with the supplementary election. Subsequent to the acquisition, we expect that BIP will hold an approximate 51% interest in IPL (IPL consortium total of 100%).

These pro forma consolidated financial statements have been prepared by the partnership for inclusion in the prospectus/offer to exchange, which was filed with the U.S. Securities and Exchange Commission and forms a part of a Registration Statement on Form F-4 (File No. 333-253365-01), as amended August 11, 2021 (the “prospectus/offer to exchange”) to reflect the impact of the acquisition. Management of IPL has not participated in the preparation of these pro forma consolidated financial statements. The pro forma consolidated financial statements have been prepared from and should be read in conjunction with:

•	the audited annual financial statements of the partnership, together with the notes thereto, as of and for the year ended December 31, 2020;

•	the unaudited interim financial statements of the partnership, together with the notes thereto, as at and for the six months ended June 30, 2021;

•	the audited annual financial statements of IPL, together with the notes thereto, as of and for the year ended December 31, 2020, included in the prospectus/offer to exchange; and

•	the unaudited interim financial statements of IPL, together with the notes thereto, as at and for the six months ended June 30, 2021, included in Exhibit 99.1 hereto.

As of the date of these pro forma consolidated financial statements, the partnership is not in a position to independently assess or verify certain of the information in IPL’s publicly filed documents, including its financial statements. IPL has not reviewed these pro forma consolidated financial statements and has not confirmed the accuracy and completeness of the information in respect of IPL contained herein. All pro forma financial information regarding IPL included herein has been derived from IPL’s public reports and securities filings. While the partnership has no reason to believe that such publicly filed information is inaccurate or incomplete, the partnership does not assume any responsibility for the accuracy or completeness of any such information.

In preparing these pro forma consolidated financial statements, management of the partnership has made certain assumptions that affect the amounts reported in these pro forma consolidated financial statements. Such pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the partnership. Actual amounts recorded upon consummation of the transactions contemplated by the prospectus/offer to exchange will differ from such pro forma consolidated financial statements. Shareholders are cautioned to not place undue reliance on such pro forma consolidated financial statements. Certain reclassifications were made in respect of IPL’s financial statement presentation to conform to the partnership’s financial statement presentation. Net income reported by IPL were reallocated to components of the partnership’s equity and basic and diluted earnings (loss) per unit attributable to limited partners were recalculated based on units outstanding during the period presented.

2. Pro Forma Adjustments to the Consolidated Statement of Financial Position

The proposed acquisition of IPL has been accounted for as a business combination, whereby the assets acquired and the liabilities assumed are recorded at the estimated fair value on the Offer date of August 11, 2021. The fair values of identifiable assets and liabilities acquired were estimated based on information available in the public domain at the time of preparation of these pro forma financial statements. Actual amounts recognized by the partnership on the effective date of the proposed transaction, if consummated, may differ materially from these estimates. In addition, for the purpose of the pro forma consolidated financial statements, it is assumed that 31 million BIPC Shares and no Exchangeable LP Units are issued in connection with the acquisition. If 5 million Exchangeable LP Units were issued in connection with the acquisition as a result of the supplementary election, there would be a decrease in the cash consideration payable by our partnership and a corresponding increase in non-controlling interest attributable to Exchangeable LP Units of approximately $400 million. Alternatively, if Shareholders elect to receive all-cash consideration, there would be an increase in cash consideration payable by BIP and a corresponding decrease in non-controlling interest attributable to BIPC Shares of approximately $2.4 billion.

The following table provides the preliminary purchase price equation:

(In US$ millions, unless otherwise noted)(1)
Estimated number of BIPC Shares to be issued (millions of shares)	30.99
Price of BIPC Shares ($ per share)(2)	$79.03

Total estimated share consideration	2,449
Total estimated cash consideration(1)	1,132
Pre-existing interest in IPL(3)	291
Consideration provided by non-controlling interests(4)	3,732

Total estimated consideration	$7,604

Current assets	382
Property, plant, and equipment	14,443
Intangibles and goodwill	1,345
Current liabilities	(553)
Borrowings	(5,859)
Deferred tax liabilities	(1,769)
Other long-term liabilities	(385)

Net assets acquired	$7,604

(1)

Total consideration is calculated based upon the assumptions that there are 429.2 million outstanding IPL shares. Shareholders will have the ability to elect to receive, per IPL share, C$20.00 in cash, 0.25 of a BIPC Share, or 0.25 of an Exchangeable LP Unit. The pro forma consolidated financial statements are prepared assuming that total consideration attributed to the partnership of $3.9 billion will be comprised of $2.4 billion of BIPC Shares, cash consideration, and our pre-existing interest. For the purposes of the pro forma financial statements, it is assumed that 31 million BIPC Shares and no Exchangeable LP Units are issued in association with the acquisition. Total consortium consideration of $7.6 billion will be comprised of consideration from the partnership as noted above, IPL consortium’s pre-existing interest, and cash consideration from institutional partners (presented as non-controlling interests) that will be paid to the Shareholders.

(2)

For the purposes of the pro forma consolidated financial statements, a BIPC Share price of $79.03 has been ascribed based on the closing price of the BIPC Shares on July 14, 2021 of C$95.41 converted to U.S. dollars using May 31, 2021 spot exchange rate of C$1 = US$0.8284.

(3)

As at June 30, 2021, the IPL consortium held an aggregate economic interest in approximately 84 million shares of IPL, representing approximately 19% of the issued and outstanding shares of IPL on an undiluted basis (BIP’s share—~6% interest). This position is comprised of shares of IPL and cash-settled total return swaps. BIP’s share of the interest was accounted for as a financial asset and had a fair market value of $291 million as at June 30, 2021, net of associated non-recourse borrowings.

(4)

Represents the consideration paid for the interest acquired by the IPL consortium excluding the partnership, measured at fair value. This amount includes the pre-existing interest held by the IPL consortium other than interest held by the partnership.

a)

Borrowings, non-controlling interests attributable to BIPC Shares, and partnership capital attributable to holders of LP, RPU, GP and Brookfield Infrastructure Partners Exchange LP Units and BIPC Shares were adjusted to reflect the post transaction allocation of the purchase price consideration and share consideration.

b)

Assets acquired and liabilities assumed were remeasured to fair value. Differences between the fair value of consideration paid and the carrying values of assets acquired and liabilities assumed have been reflected as adjustments to the respective balances where public fair value information is available (refer to note d below). The remaining difference was allocated to property, plant and equipment as the majority of the value of the business is derived from property, plant and equipment. The increase to deferred tax liabilities represents the tax impact of the difference between the fair value and the carrying value of net assets. The increase in deferred tax liabilities was calculated based on a tax rate of 23%, which represents the statutory tax rate of IPL as disclosed in Note 7 of IPL’s financial statements for the six-month period ended June 30, 2021. The recognition of deferred tax liabilities resulted in a corresponding increase in goodwill for the same amount. Readers are cautioned that changes to the assumptions used could have a material impact on the fair values.

c)

Accounts payable and other include (i) $135 million of estimated transaction costs and (ii) the break fee payable by IPL to Pembina Pipeline Corporation of C$350 million (or approximately $280 million), both of which are non-recurring.

d)

Non-recourse borrowings was adjusted to account for the difference between the fair value and the carrying value of IPL’s fixed rate debt as disclosed in Note 10 of IPL’s Q2 2021 interim financial statements. In estimating the impact on interest expense, an average interest rate of ~4% was applied, estimated using IPL’s interest expense for the year ended December 31, 2020 divided by average debt.

3. Pro Forma Adjustments to the Consolidated Statements of Operating Results

The Pro Forma Consolidated Statements of Operating Results for the six months ended June 30, 2021 and for the year ended December 31, 2020 have been adjusted to give effect to the consummation of the transactions contemplated by the prospectus/offer to exchange as if the acquisition of all of the issued and outstanding common shares and associated rights of IPL had occurred on January 1, 2020.

a)	Depreciation and amortization expense has been adjusted to reflect the incremental pro forma fair value of property, plant and equipment.

b)	Interest expenses have been adjusted to reflect incremental borrowings at the partnership level to fund the cash component of the transaction.

c)

Deferred income taxes have been adjusted at a tax rate of 23%, to approximate the tax impacts of the adjustments noted above. The rate is based on the statutory tax rate of IPL as disclosed in Note 7 of IPL’s financial statements for the six-month period ended June 30, 2021 and therefore would be applicable to the incremental pro forma adjustment related to depreciation and interest expense.

4. Master Services Agreement with Brookfield

Brookfield and its subsidiaries provide management services to the partnership pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, on a quarterly basis, the partnership pays a base management fee to the Service Provider equal to 0.3125% (1.25% annually) of the market value of our partnership. For purposes of calculating the base management fee, the market value of our partnership is equal to the aggregate value of all the outstanding units, preferred units and securities of the other service recipients, which includes BIPC, plus all outstanding third party debt with recourse to a service recipient, less all cash held by such entities. Based on $2.4 billion of BIPC Shares assumed to be issued in connection with the acquisition, the base management fee is expected to increase by $30 million annually.